FILED BY EQUITABLE HOLDINGS, INC.

COMMISSION FILE NO.: 001-38469

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED

SUBJECT COMPANY: EQUITABLE HOLDINGS, INC. AND COREBRIDGE FINANCIAL, INC.

Equitable posted the following communication relating to the proposed transaction between Equitable and Corebridge to Equitable’s intranet site available to its employees on March 26, 2026.

TRANSCRIPT OF INVESTOR CONFERENCE CALL WITH RESPECT TO THE COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC. MERGER, AT 8 AM EST ON MARCH 26, 2026

Operator

Thank you for joining today's call to discuss the transformational merger between Corebridge and Equitable. Participating in the call will be Mark Pearson, President and CEO of Equitable Holdings; Marc Costantini, CEO of Corebridge; Robin Raju, CFO of Equitable; Elias Habayeb, CFO of Corebridge; and Onur Erzan, President of AllianceBernstein.

Before we begin, I would also like to remind everyone that this call contains forward-looking statements that include, but are not limited to, statements about the expected timing, completion and anticipated benefits of the proposed transaction between Corebridge Financial and Equitable Holdings and plans and expectations for the combined company after completion of the proposed transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Please refer to the information on the disclaimer slide in the presentation for additional information. I will now turn the call over to Mark Pearson.

Mark Pearson - Equitable Holdings, Inc. - President, Chief Executive Officer, Director

Good morning, and thank you for joining today's call. Earlier today, we announced an agreement to combine Corebridge and Equitable in an all stock merger and Marc Costantini and I are excited to present our strategic vision for the new company, which will operate under the Equitable brand. This merger will leverage both companies' complementary strengths to enhance what we can deliver for customers, more choice, broader access to investment and retirement solutions and the strength of an industry leader with a robust balance sheet standing behind our promises.

As we highlight on slide 4, this merger will create shareholder value in five key ways. First, it brings together three outstanding franchises, Corebridge, Equitable and AllianceBernstein to create a diversified financial services company with over 12 million customers $1.5 trillion of assets under management and administration and leading positions across retirement, life insurance, asset management and wealth management.

The Corebridge and Equitable businesses complement each other well with different strengths and limited overlap. Second, we will have a formidable multichannel distribution platform, superior scale and more diversified sources of earnings, strengths that enable us to reach more customers, reduce our unit costs and generate more consistent earnings.

Third, we believe these competitive advantages will result in faster growth, higher profitability and more resilient results across market cycles. The breadth of our product offering and distribution will enable us to allocate capital where we see the best risk-adjusted returns and customer demand.

In addition, our integrated business model allows us to capture the full value chain by acting as a product manufacturer, distributor and asset manager. The merger helps scale AB and wealth management, enhancing the value of these high-multiple businesses.

Fourth, the combined company will have a robust balance sheet and is expected to generate over $4 billion of cash flow annually. This will enable us to invest for growth while also delivering consistent shareholder returns. Finally, the transaction will be immediately accretive to

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earnings per share and cash generation, and we expect to achieve double-digit accretion by the end of 2028 and supported by over $500 million of synergies.

Moving to slide 5, I will walk through the key terms of the transaction. This is an all stock merger with the two companies being combined into a newly established holding company. On a pro forma basis, Corebridge shareholders will own 51% of the new company while Equitable shareholders will own 49%. Corebridge is expected to become the accounting acquirer and debt of both companies will be structurally pari passu following closing. We will use the Equitable brand, and Marc Costantini will become the CEO of the new company.

Robin Raju will serve as CFO, and we will have a 14-member Board of Directors with equal representation from Corebridge and Equitable. I will be honored to serve as Executive Chairman; and Alan Colberg, Chairman of Corebridge will serve as the Lead Independent Director.

We expect the transaction to close at the end of 2026, subject to customary closing conditions, including the receipt of required regulatory approvals and approval of shareholders of both Corebridge and Equitable. I will now turn the call over to Marc to go deeper into our collective vision for the combined company and strategy for driving future growth. I'm excited about what lies ahead and look forward to working closely with Marc and the Board to shape the new company together.

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Thanks, Mark. Let me start by also conveying my excitement about today's announcement. Combining Corebridge with Equitable will create a world-class platform to help our customers plan, save for and achieve secure financial futures. Importantly, our cultural alignment will bolster our ability to execute and deliver long-term growth and value creation for all our stakeholders.

We highlight the shared mission to empower families to retire with confidence on slide 6 it starts with winning with customers. We must provide holistic advice and innovative product solutions that meet the needs of our clients and help them achieve their financial goals.

It is also critical that we enhance customer experience by improving our technology and digital solutions. As the largest US life and retirement company, we will be uniquely positioned to make the investments required to deliver on these expectations.

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We will also have formidable distribution capabilities. The breadth of our distribution network provides a significant competitive advantage, enabling us to reach a broad customer base and serve as a leading provider with third-party distributors.

In addition, as a combined company, we are privileged to have approximately 5,000 financial advisers in our affiliate wealth management businesses who provide holistic wealth planning to clients across the wealth spectrum. This customer-first mindset is central to our strategy and cultural identities.

Turning to slide 7. Let me expand on our vision for driving growth and shareholder value. There are 4 key pillars to our strategy. The first is to capitalize on our scale advantages and over $500 million of identified expense synergies to reduce unit costs and achieve a lower cost of capital.

This will make us more profitable drive more cash flow generation and give us added flexibility to invest in growth and attract and retain top talent.

We will also leverage our broad distribution capabilities and leading positions across the retail, institutional and worksite channels. The depth and breadth of our distribution should enable us to expand our offerings while achieving a lower average cost of funds resulting in more profitable new business.

As Mark mentioned, our integrated business model is another advantage as we capture economics across the full value chain of product manufacturing, distribution and asset management. This differentiates us from our competitors, most of whom only participate in one or two of these verticals. Finally, we have strong financial principles that will govern how we operate.

This starts with focusing on diversified cash flow generation, which we view as the strongest proof point of the economic value we are creating. We will also prioritize value over volume and price our products for a narrow range of outcomes.

Ultimately, we want to produce consistent results and cash flow across market cycles so that we can provide attractive returns to shareholders while also investing for growth. Starting with slide 8. I will spend a few minutes walking through how the Corebridge and Equitable businesses fit together and why we believe this is such a powerful combination. There are a lot of numbers on this page that highlight the size of the combined company and our leadership positions in various segments.

However, there are three key points that I want to emphasize. First, our business mix makes sense. We are an integrated financial services company with complementary business lines focused on retirement and life, asset management, wealth management and institutional markets.

These businesses have demographic tailwinds and synergies and that enhanced growth and profitability across the enterprise. Second, our size translates to functional scale and enhanced competitiveness.

We expect to have one of the lowest expense ratios in the industry a lower average cost of funds and superior asset sourcing capabilities. This should support profitable growth.

And lastly, this merger should generate meaningful synergies, including capital tax expense and revenue. We expect at least $500 million of expense synergies by the end of 2028. Robin will provide further details later on. Turning to slide 9. We highlight our world-class multichannel distribution platform which provides another important competitive advantage.

Distribution plays a critical role in not just driving growth, but also in determining cost of funds and new business profitability. The combined company will have leadership positions in each of the three primary distribution channels for insurance products, which are retail, wholesale and worksite.

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Beginning with retail we have over 5,000 Equitable and Corebridge financial advisors. This channel sold $12 billion of proprietary life and annuity products in 2025, and we see upside with the addition of complementary Corebridge offerings like indexed annuities and indexed universal life. Since these are advice-driven sales where we have direct relationships with the client, we typically experience higher persistency and better profitability over time.

In the wholesale channel, which includes banks, broker-dealers and independent marketing organizations, we have over 1,200 different sales agreements and multiple products on the shelf at most firms. Our long-standing relationships mean we are well positioned with top firms, and we see opportunity to increase penetration of their advisers.

Finally, we utilized worksite distribution and group retirement business to access 403b and 457b opportunities. For example, having advisers present in schools to work with teachers helps drive enrollments and supports better retirement outcomes. This depth and breadth of distribution enhances our competitiveness and ability to better serve our customers.

Slide 10 highlights the highly complementary nature of our retirement, institutional markets and life insurance businesses. In Individual Retirement, Equitable is the number one RILA provider, while Corebridge is the number three fixed and indexed annuity writer, so there is limited overlap. The combined company will have a top five position in all retail annuity product categories and benefit from our distribution strength.

With $250 billion of AUMA, we will have enhanced scale, resulting in lower unit costs. In Group Retirement, we are leaders in the tax exempt 403b and 457 offerings with $160 billion of combined AUM and we see opportunity to increase penetration within these segments and can utilize greater scale to accelerate our platform digitization, both of which should drive improved flows in the future.

We see tremendous growth opportunity for our retirement businesses looking forward. supported by an aging population and increased demand for both asset accumulation and guaranteed income solutions. This will not only drive positive net flows in retirement, but also support flows to AB and distribution revenues and wealth management.

Institutional Markets is also an important growth business with Corebridge having a much broader product offering than Equitable, including a top 10 position on pension risk transfer. The larger balance sheet of the combined companies will provide additional growth capacity moving forward.

Additionally, we see attractive opportunity to grow in individual life insurance. Once again, the two companies have complementary businesses, with Equitable focused on the variable universal life market and Corebridge focused on the indexed universal life in turn.

We manufactured products where we have underwriting expertise or access to unique distribution that enables us to generate attractive returns. An exciting opportunity will be introducing the Corebridge life offerings to Equitable Advisors, which should drive incremental sales. Finally, we believe that the technology and digitization improvements that we are both investing in striving to become one of the easiest companies to do business with will benefit all our businesses and lead to further sales growth across the board.

Slide 11 highlights the significant growth opportunity in wealth management, which is something that we are very excited about. We have three distinct businesses with about $300 billion of total AUA.

Equitable Advisors provides holistic wealth planning to mass affluent clients and has 4,600 advisers and $122 billion of AUA. It generated 13% organic growth in 2025 has a strong track record of recruiting and developing new advisers. We also have been investing to expand experienced advisor recruiting. Corebridge has approximately 900 advisers serving the 403b market. including about 300 advisers focused on out-of-plan assets.

Bernstein Private Wealth focuses on high net worth individuals and has $156 billion of assets. It has been a consistent source of net inflows for AB with mid-single-digit net new asset growth. We like the complementary nature of these platforms, which gives us the ability to serve clients across the wealth spectrum.

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We also see synergies between Equitable and Corebridge advisers with opportunity to increase penetration with tax-exempt customers and capture more rollovers and out-of-plan assets. In addition, as these businesses grow, it should enable us to expand margins as a result of increased scale and cost synergies.

We expect Wealth Management segment earnings to grow at double-digit annual rate and investing for growth will continue to be a strategic priority. Turning to slide 12. We firmly believe in the integration of insurance and asset management.

A key source of value for the combined company is having our own global asset management capabilities to our 68% ownership of AllianceBernstein. AB is a publicly traded partnership that pays out all of its earnings, providing over $600 million of nonregulated cash flows to the holding company on an annual basis.

Our ownership stake has a current market value of approximately $8 billion, which represents a significant percentage of our combined market cap. We believe this merger will be accretive to AB's earnings and help accelerate future growth. We expect to move at least $100 billion of Corebridge's general and separate account assets to AB over time which will bring its total AUM to close to $1 trillion.

We also see an opportunity to commercialize on our corporate internal asset origination capabilities, particularly for real estate and commercial mortgage loans by leveraging AB's global distribution. Over time, we expect to find additional sources of incremental revenues and net flows.

AB also enhances our ability to originate assets for the general account and deliver differentiated risk-adjusted yields needed to support our insurance businesses. By combining AB with Corebridge internal teams and our existing partnerships with Blackstone and BlackRock, we believe we have best-in-class origination capabilities across all asset classes.

In particular, this transaction further complements our strategic partnership with Blackstone, which brings distinguished origination capabilities to corporate. Blackstone has been a good partner, and we expect to continue to our partnership.

As I think about what the merged business will look like across insurance, asset management and wealth management and the competitive advantages that we will have I truly believe we are creating an industry-leading franchise that will deliver value for all our stakeholders. I will now turn the call over to Robin to provide more detail on the financial impacts and combined balance sheet.

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Thanks, Marc. Let me start by echoing my excitement about this merger, which creates compelling strategic and financial value for our stakeholders. On slide 13, we show the pro forma sources of earnings and cash flow for the combined company.

The combined company will have a balanced mix with diversification across spread income, fee income and underwriting margin. The complementary nature of our businesses should result in more resilient earnings across market cycles.

At a segment level, our largest earnings drivers are individual and group retirement and asset management. We will need to align segment reporting and operating earnings definitions between companies, but do not expect a material impact on overall results.

Turning to cash generation. we expect about 75% of annual cash flows to come from our insurance entities and 25% from Asset and Wealth Management. We receive about $1 billion of noninsurance cash flows each year. Turning to page 14. A key strength for the combined company will be its large and diversified balance sheet, which will provide significant capital flexibility and resilience.

Both companies have consistently reported RBC ratios above 400%, and this includes periods of high and low interest rates and rising and falling equity markets. This highlights the quality of our liabilities and the effectiveness of our hedging programs.

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Cash generation is a similar story with both companies producing consistent cash flow to the holding company. Note that this excludes one-off capital release benefits from business sales or reinsurance transactions. Combined cash generation has been increasing over the past three years, and our focus will be on driving future growth in cash flow.

On page 15, we showed a pro forma investment portfolio for the combined companies. Our total general account will exceed $350 billion and is well diversified and conservatively positioned with 96% of fixed maturities rated investment grade and an average credit rating of A. We also included details on our pro forma private credit portfolio since we know this is a current area of focus for investors.

The total pro forma private portfolio is $63 billion, which will be about 17% of our total portfolio and over 92% of the portfolio is investment grade rated. Importantly, more than half of our private asset allocation is to traditional corporate private placements. Direct Lending, which is a primary area of concern in the market, is only 6% of our pro forma private assets portfolio and about 1% of our total general account.

We use high-quality managers like AllianceBernstein, BlackRock and Blackstone and have a well-diversified portfolio of loans. For other areas of the portfolio, like private ABS and infrastructure debt, we focus on highly rated tranches where we can earn attractive spreads over similarly rated public corporate debt.

We recognize that private credit is not a risk-free asset class. That said, the key is earning a higher net spread versus other asset classes due to private credit illiquidity premium. Given our significant underwriting expertise, we feel confident that we are being compensated for the risk that we're taking.

Overall, we feel very good about the quality of our investment portfolio and how it will perform in the event of a credit downturn. Both companies run extensive credit and liquidity stress tests, and these were carefully reviewed by management and outside advisers as part of the due diligence process.

This should give investors comfort. Moving to slide 16. I will cover expected synergies, which will be a key source of value creation in the merger. We will expect to achieve $500 million of annual pretax expense synergies on a run rate basis by the end of 2028.

About 30% of these will earn in during the first year post close, and 75% will be recognized within 24 months. $500 million represents about 10% of the combined company's expense base and a large portion of the savings are coming from redundant service contracts, systems and head count.

So we have high confidence in being able to achieve this number. We expect the cost to achieve will be about 1.5 times the run rate synergies, and these costs will be reported below the line. We also expect to achieve revenue synergies over time, but these are not included in our accretion estimates.

Some examples of potential revenue synergies include Asset Management earnings from transferring over $100 billion of Corebridge general account and separate account assets to AllianceBernstein and commercializing some of Corebridge's internal asset management strategies.

We also expect to distribute Corebridge's life and fixed and indexed annuity products through Equitable Advisors where we can leverage our low cost of funds to enhance our competitiveness and increase our sales volume.

We expect to accelerate growth in Corebridge advisors channel and increase the level of rollover conversions from group retirement assets. Finally, we will have additional synergies for both capital and taxes. Overall, there are several potential sources of upside to our estimates and given the lack of overlap, we see little risk of revenue dissynergies. As shown on slide 17, we forecast these synergies to drive 10% plus accretion to both earnings per share and cash generation by the end of 2028.

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We also project an adjusted return on equity of 15% plus. From a capital standpoint, we have a pro forma year-end 2025 RBC ratio of approximately 440%, and we project a leverage ratio at close of 26%. These projections assume that we execute a similar level of share repurchases as were assumed in each company's standalone 2026 capital plan.

We will be restricted from buying shares ahead of the shareholder vote, but we will look for opportunities to be in the market between that point and the closing date of the transaction. We expect to utilize an accelerated share repurchase to acquire any remaining shares shortly after the transaction closes. Now I'll hand the call back over to Marc for some closing comments before we take any questions.

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Thanks, Robin. The merger of Corebridge and Equitable has clear customer and financial benefits and I will conclude by reiterating the points that Mark opened the call with. We have a shared mission and vision and are coming together to create a leading integrated retirement, life, wealth management and asset management business with distribution and scale advantages that will enable us to grow faster and more profitably than competitors.

The combined company will have a robust balance sheet and generate over $4 billion of cash annually enabling us to consistently return capital to shareholders while investing for growth. We forecast double-digit accretion to EPS and cash generation by the end of 2028, supported by over $500 million of synergies, creating significant shareholder value.

Looking forward, we plan to host an Investor Day in the first half of 2027 to share our go-forward growth strategy in more detail and provide updated financial targets and finally, I want to thank the Equitable and Corebridge teams that have worked hard over the past month to bring us here today. I especially want to thank Elias for his dedication and partnership through this process. We now look forward to taking your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).

Alex Scott, Barclays.

Alex Scott - Barclays Services Corp - Equity Analyst

Hey, good morning, and congrats for the announcement. A question I had, maybe a little nuance. Just interested in the headquarters being Houston, Texas. You guys are both sort of New York Metro based companies right now. Can you talk a bit about that decision and as part of the expense synergy plans, moving jobs away from the New York area, any comments you have?

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Good morning, Alex, it's Marc Costantini here. Thanks for your question. So a two part question. The first one, Houston, Texas headquarters. Obviously, both firms have significant presence across all the US. However, we have significant presence, obviously, ourselves in Houston, Texas and with discussions with Mark and the team, we decided that Texas was probably the best place to have our headquarters formally for the firm. And as you may imagine, we're engaged with all our regulators with great interest around this transaction as we move towards close later this year.

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With respect to synergies, as you mentioned and as Robin gave a lot of great details on we do expect over $500 million of synergies run rate by the end of 2028, and we have some obviously, used us to the integration and plans, but it's very early days. So it remains to be seen how all this comes together, but we are very confident of the $500 million go-forward synergies as we bring together these two great companies. Thanks.

Alex Scott - Barclays Services Corp - Equity Analyst

Yeah, thank you. As a follow-up, I wanted to see if you'd comment at all just at a high level around how the deal came about? If you could give us any details on just what your thinking was on each side and what brought the two companies together?

Mark Pearson - Equitable Holdings, Inc. - President, Chief Executive Officer, Director

Hi, Alex, it's Mark Pearson. So thanks for the question. I think we've long admired each other. We, on the Equitable side, we know Corebridge to be extremely well-run professional organization. And as Marc said, we've been working together this last few weeks just to have a look at the deal and we're very excited by bringing these three great franchises together Corebridge, Equitable and AllianceBernstein to create a really leading player in the marketplace. So we've been working extremely well together on this issue.

Operator

Joel Hurwitz, Dowling and Partners.

Joel Hurwitz - Dowling & Partners Securities, LLC - Analyst

Hey, good morning and congrats as well. I just wanted to follow up quickly on Alex's last question. And I'm curious if you could comment on any other options that were entertained before ultimately determining that this was the best option for both companies?

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Thanks very much, Joel. Obviously, for both companies, what we had very clear organic growth plans. And the key issue here, as Robin has highlighted, is that -- this is in shareholders' long-term interest to enter into this merger.

I think as we mentioned on the call, the scale and distribution benefits that will bring will lead to faster growth and more resilient earnings than either entity can do on their own. And that's at the heart of this transaction and why it's the best option for shareholders going forward.

Mark Pearson - Equitable Holdings, Inc. - President, Chief Executive Officer, Director

Yeah, and Joel, maybe I can add a couple of comments from the corporate side. We similar to what Mark just said. I mean we see this transaction as transformational for the industry. I mean, we're creating the leading retirement life wealth management and asset management organization across the US as you can see in the slides here, we'll have the largest US based earnings when combining these companies.

I think the business models themselves, both companies are extremely complementary. When you look up and down every product line, every distribution outlet, it's an extremely complementary offering -- and for us, obviously, having now the partnership and with AllianceBernstein that has tremendous depth and breadth of offering across here in the US but as well globally.

That's not lost on us, and they're a great distribution that goes along, obviously, with our partnership we have, obviously, with BlackRock and Blackstone most notably. So I think we saw -- and the cultural alignment between the firms was very clear as we started these discussions.

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And I'm sure you'll feel it here through these discussions over the next couple of days that both firms we're very excited about the prospects here and are delighted to be sharing it with you today.

Joel Hurwitz - Dowling & Partners Securities, LLC - Analyst

Great. That makes sense. And then just for my second one, Curious, are there any impacts with the Blackstone IMA that Corebridge has now that the combined entity will have AllianceBernstein under it and have some of those I guess, similar capabilities? And does this remove any of the exclusivity of that Blackstone agreement or that $92.5 billion target?

Mark Pearson - Equitable Holdings, Inc. - President, Chief Executive Officer, Director

Yeah, thank you, Joel. It's a very good question. Blackstone has been a tremendous partner of ours at Corebridge over the last number of years. I think we've mentioned this on our own calls, Elias and myself, that last year in 2025, we needed to originate $55 billion of assets across Corebridge and one third of those assets came from Blackstone, and we appreciated what they originated for us.

And it's this is a world-class quality firm, and we expect to continue our growth with Blackstone. Having said all of that, we're like -- when we look at AllianceBernstein, we are very excited about the prospects of obviously, the partnership and the origination.

And Robin mentioned in his remarks, we expect over time to move $100 billion of assets that are on balance sheet and off balance sheet from Corebridge to AllianceBernstein, and that will get that firm to clip $1 trillion of AUA, right? And that's a tremendous size firm. But that's not going to impair our growth with Blackstone as a world-class firm that we value the partnership with.

Joel Hurwitz - Dowling & Partners Securities, LLC - Analyst

Got it. Thank you.

Operator

Wesley Carmichael, Wells Fargo.

Wesley Carmichael - Wells Fargo Securities, LLC - Analyst

Hey, thank you, good morning, just had a question on capital and particularly from the insurance subsidiary perspective and your guidance on cash accretion -- it seems like there could be some potential diversification benefit. But just curious, is there any plan to merge any legal entities? And could there be a capital benefit there? Or is there any thinking as how you're managing the Bermuda affiliated reinsurers?

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Hey Wes, It's Robin. Thanks for the question. And I just want to echo what the Marc said, we're so excited about the opportunity to bring these organizations together, both from a customer perspective, but also from a shareholder value perspective.

As you saw we mentioned in the call, the combined companies will have over $4 billion of cash flows and that gives us a lot of capital flexibility going forward and as I mentioned in the call, we do see on top of the $500 million expense synergies, we do see capital synergies and tax synergies that help us get that 10% plus accretion on both an earnings per share and free cash share basis.

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So within our plans, you should expect some legal entity optimization within both businesses to get those capital synergies and then also those tax benefits that have come through in our run rate numbers.

Wesley Carmichael - Wells Fargo Securities, LLC - Analyst

Got it. Thanks, in your prepared remarks, I think you noted the need to align segment reporting between the companies. It sounded like there could be some potential drag. So I don't know if I got that right, but I just wanted to confirm that and maybe where they're are areas where reporting differs. And I guess relatedly, with PGAAP, do you expect any significant kind of mark-to-market impact, particularly within the private credit portfolio?

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, so the segmentation piece of it is just if you look at both companies today, we have different segments. So we just have to do the work to align to segments Equitable has the life business in corporate and other poster transaction, Corebridge has it as a stand-on. So we just have it do that work, and we'll present that to the market around the close of the transaction overall. Private credit is at fair value already in the portfolio.

So we feel comfortable on the private credit side on the PGAAP basis, what you're going to see, and you see the slide 20 in the deck that we have to give some of the details. But there will be work that we'll do between now and close to give you the exact numbers on a PGAAP basis and the impact to operating earnings.

On an equity basis, you can assume we start since Corebridge is the accounting acquirer, we start with Corebridge's book value, and then you add the equity for the purchase price related to Equitable from an accounting standpoint, and that gives you the $30 billion plus book value going forward.

So more work to be done on the details of that, and we'll give you more information as we get closer to close. But right now, we don't see anything, as I mentioned, that could impact operating earnings on a stand-alone basis prior to PGAAP that you see today.

Operator

Thomas Gallagher, Evercore ISI.

Thomas Gallagher - Evercore Inc. - Analyst

Good morning, so when I look at Corebridge and Equitable both have traded at pretty persistent discounts versus the larger cap peers like (inaudible). Currently, you're at around a 50% discount. Now beyond the expense synergies, do you think there's any strategic or financial reason why you think becoming much larger can help you achieve materially higher valuation here like the large cap peers is that I assume that's probably some version of what the thought process behind the merger from a scale, just overall, just looking at where the market is putting valuations on different competitors. But anyway, curious if you think there's anything that could -- that we're not thinking about that could be driving the thought of higher revaluation when you think about size and scale. Thanks.

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Hey, good morning, Tom, it's Marc here. Thanks for your question. I'll start and maybe Robin can add some comments as well. So you are correct that this brings together two great companies and makes an even stronger company and there's a couple of factors here to consider.

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The first and foremost is we're here to serve the customer and ensure that Americans retire with confidence and dignity. And that's, first and foremost, what drives these two companies. But secondly, scale matters, as you say, diversification matters, the sources of revenue matters.

And when you bring these two businesses together, whether it's through the wealth management and having 5,000 advisers plus with the

$140 billion of AUA, whether it's our group retirement businesses that will have over in excess of $160 billion that we'll be able to cross-sell and upsell that portfolio whether it's the private wealth shop within AB that has $160 billion or so of assets.

We see a lot of growth in serving our customers as they accumulate funds for retirement and then obviously take the income when you look at the combined balance sheet and the AUM overall of $1.5 trillion, I think it's another quantum of scale in the market. I think that drives a lot of the expense synergies and revenue synergies and capital synergies and tax synergies of the transaction.

And we think that's accretive to all of our shareholders day one, right? And as Robin said, entering at the end of '28 entering '29, it will be double-digit accretion on the transaction and we do expect, obviously, the complementary nature of the earnings profile and the revenue profile of the firm to lead to obviously creating some significant shareholder value over time and the cash generation is significant here. So I don't know, Robin, if you want to add any.

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, I'll just build on that, just basics for our business, lower unit costs will be more attractive products for clients and ultimately, we want to attract more clients in the US retirement market, and we think better combined with our lower unit cost, the investment capabilities we have with AB, BlackRock, Blackstone and Corebridge's internal teams.

Along with Equitable advisers, a bigger growth engine makes us more attractive to get access to more customers across the US and capture that retirement opportunity. From a shareholder perspective, that Marc just mentioned, $4 billion of combined free cash flows better mix between spread, fee and underwriting margin and more diversification, which means we'll be more resilient across market cycles.

So overall, we're going to be bigger. We're going to be a powerhouse in the US market for customers, and we're going to be a name that shareholders are going to want to own given the attractive return profile that we'll provide.

Thomas Gallagher - Evercore Inc. - Analyst

Okay, thanks for that. My follow-up is on the capital and tax benefits, Robin, can you dimension those at all maybe in comparison to the $1.5 billion of what I think will be onetime costs associated with the merger, like how just even ballpark scaling, how much the capital and tax benefits could be? And also, when do you think the expenses? How will the $1.5 billion play out? Will that just be spread out ratably over the next couple of years?

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, so the, Just to clarify there, Tom, the $1.5 billion is from the $500 million expense synergies. So that would be $750 million of investment essentially to get that $500 million of synergies, and that's a pretty good payback if you think about that as it will be fully realizable by the end of (inaudible) on a run rate basis. overall. The capital and tax benefits, maybe the way I would think about it is, we'd expect by 2029, the cost synergies to get us anywhere from 6% to 8% EPS growth and then the capital and tax benefits to get us above that to go 10% plus. That's probably the best way I could dimensionalize it for you at this time.

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Thomas Gallagher - Evercore Inc. - Analyst

Okay, thank you.

Operator

Ryan Krueger, KBW.

Ryan Krueger - Keefe Bruyette & Woods Inc. - Analyst

Hey, thanks. Good morning. My first question was on the $100 billion of moving to AllianceBernstein. Can you give any sense of the potential time frame for doing so and the rough mix between general account and separate accounts?

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Yeah, good morning, Ryan, it's Marc here. I'll take that one. I would say, first of all, as you mentioned here, it's going to come both from the general account and the separate accounts. And it's going to be, obviously, as the -- some of these assets roll that will be resourcing them through the, obviously, AllianceBernstein.

As well as we mentioned in our remarks, our own origination team here at Corebridge originates, obviously, loans and real estate, which I think will be value add to the combined firm. So we look at it in that frame. And there will be a mix, as you said, between the general account and separate account I would say it will come time and over the next two, three years, as Robin said, and tied to the synergies.

So that's kind of the time frame. And it will be a reasonable mix between the two. But at this point, we're still working through exactly the source but we're confident that it will be at least $100 billion Thanks.

Ryan Krueger - Keefe Bruyette & Woods Inc. - Analyst

And then on the life insurance business, I guess I'd say that's a business where your two companies probably have at least a little bit of a different strategy coming into this, where Equitable has largely exited that business and you -- the Corebridge still builds a major player there. Can you give any thoughts on the view of the combined companies of the Life insurance assist going forward?

Mark Pearson - Equitable Holdings, Inc. - President, Chief Executive Officer, Director

Hi, Ryan, it's Mark Pearson here. Perhaps if I deal with one. Equitable didn't exit the life business, we did have that large transaction with RGA. And if you remember, Ryan, that was primarily because of the volatility of the block that we had and had very, very large base amounts and was giving us very, very volatile earnings.

So we entered the RGA transaction to take 75% co reinsurance on that, which helped us in terms of having more predictable earnings going forward. Life insurance for our Equitable Advisors remains a very, very important part of their financial planning portfolio.

So it is a business that are still in strong on the DOL side. But I guess the way I would look at this is one of the points Marc Costantini said earlier, this is an area of complementary business where Corebridge is strong in IUL and other parts of the life insurance business.

We know that Equitable Advisors use these products, and this will be an early win for us to bring the Corebridge products into Equitable Advisors. So an important market for advice and Corebridge is a very strong player in there. So we see it as a real upside going forward.

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Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

The one comment I'll add to that, this is the other Marc here is that we are excited about taking the VUL product into our channels. That was on our drawing board, and we're going to be able to do that now and there will be a huge upside for us on the distribution side, which is, again, very complementary.

Ryan Krueger - Keefe Bruyette & Woods Inc. - Analyst

Thank you.

Operator

Nathan Satterfield, Jefferies.

Nathan Satterfield - Jefferies LLC - Analyst

Hey, this is Nathan on for Suneet. Going back to some comments, Robin made at the end of the prepared remarks on buybacks. Is it fair to assume that both companies did fairly minimal buybacks in the first quarter and then won't be doing any in the second quarter? I guess the additional is, can you size what if any buybacks might occur in kind of the third and third and fourth quarter?

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Sure. This is Robin here. And I'll take that, Nathan. So just in the first quarter, I'd say on the Corebridge side, and Marc and Elias jump in, they did pretty sizable buybacks in the quarter, $1.25 billion. As you recall, they had the big buyback from AIG in the quarter on the Equitable side, we did have minimal buybacks because we were frozen out due to MPI for most of the quarter.

Going forward, as I mentioned on the call, we have our consistent 2026, capital plans, but both companies they are consistent to. We will be out of the market until the shareholder vote but we will certainly look to work together to be back in the market between the shareholder vote and the close of the transaction.

And whatever is not completed as part of capital plan, we'll do an ASR at the closing to make sure we meet our shareholder commitments. As you know, we look at -- we think both stocks are very attractive right now.

So post the shareholder vote will certainly work to be in the market together to take advantage of the valuations in the market.

Elias Habayeb - Corebridge Financial, Inc. - Chief Financial Officer, Executive Vice President

Yeah, this is Elias. We did accelerate our share repurchases for the year into the first quarter. And the number Robin gave us correct. It's in total, we did $1 billion in the quarter out of our approximately $2 billion, and that includes about $0.5 billion that we did in January, plus the

$750 million bilateral tranche.

Nathan Satterfield - Jefferies LLC - Analyst

Sounds good. Makes sense and then I know you've sized some of the expense synergies and you've talked about some of the potential kind of earning synergies. Is it possible to size that in any way, kind of over the next couple years?

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Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, sure. I think in my comments, I gave on the expense synergies, the $500 million, we're going to achieve on that on a run rate basis by the end of 2028 we'd expect about 30% to be by year-end on the first year. And then after three to first 24 months, we'd expect to achieve 75% and then be good on a run rate basis on the expense side. Keep in mind, it's not in any of our numbers, the 10% plus accretion related to EPS and free cash flow are to revenue synergies.

There's going to be a lot of work between sign and close on revenue synergies. Ultimately, in the deal, yes, expense synergies will meet the numbers for shareholders, but we see huge opportunity for revenue synergies.

You heard both Mark mentioned, on the life insurance side, the complementary nature of IUL and VUL, both sides on it. If you look on the Equitable advisory side, we did $2 billion to $3 billion of third-party fixed indexed annuities and FA today.

So leveraging Corebridge's capability on the fixed side and bringing that to Equitable Advisors is going to be another easy win for us early on uplifting on the revenue side. And then AllianceBernstein, as Marc has mentioned, it's $100 billion of opportunity across separate account and general account. That's not a big number for corporates.

They have -- if you take out the Blackstone relationship, they have across almost $240 billion across separate account and general accounts. So there's lots of revenue synergies there as well. And AB, and I'll let our comment, AB has a long history working with Corebridge as well. So there's good DNA between the firms going back for a long time.

Onur Erzan - AllianceBernstein Global High Income Fund Inc. - President, Chief Executive Officer

Thanks, Robin. And yes, we are very excited about continuing to work with both Equitable and Corebridge under the new structure. There's a long-standing relationship between AB and Corebridge. It goes back many, many years, and it spans across multiple lines of business, whether it's group retirement or individual retirements. So the result it should be ready to be straightforward over the next six to nine months to figure out the areas that we can be added to each other and looking forward to working together on that.

Operator

Jack Matten, BMO Capital Markets.

Jack Matten - Bank of Montreal - Analyst

Hi, good morning, just one on the institutional business, cognizant the corporate today it's pretty significant scale in PRT and other areas. I'm just wondering how you see that business fitting longer-term alongside your significant, retail, product and distribution franchises.

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Yeah, it's Marc here. Thanks for your question. So yes, the Institutional Markets business is a very important business for Corebridge, which is now going to be a very important business for the combined firm going forward. And on the Equitable side, they had a very vibrant institutional business on the FABN side. We obviously on our side, have the FABN program.

We have obviously the PRT business, as you mentioned. And we have other, I would say, fee-based businesses that are very attractive and growing and as you know, it's been a significant source of growth for Corebridge over the last couple of years where that business has grown 24%. And for us in terms of reserves and volume, which is serving obviously, some of the PRT cases you're referring to.

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So we think actually the combined balance sheet, the combined financial strength of the firm and the size of the firm will make us very attractive in that market. And as we've mentioned in the past, we are very disciplined in our capital allocation and choosing we're best allocated to get the best returns.

And as Robin was saying in his remarks, you could see the consistency in the capital allocation, the efficiency, the scale and the margins generated that are going to be in the form of value to the customers because as well value to you as a shareholder, and we expect the institutional business to be a very big part of the future of the firm.

Jack Matten - Bank of Montreal - Analyst

That's helpful. And then just one follow-up. I know you talked a lot about potential like revenue synergies, and it seems like there's good opportunity there. But wondering on the flip side of that, are there any places today or any way to dimension where you might have an overlap today in terms of sales through certain distributors. Were there could be some near-term dis-synergy there? Or is there really not material amount of overlapping and you talk to that as a near-term risk?

Marc Costantini - Corebridge Financial, Inc. - President, Chief Executive Officer, Director

Yeah, thank you. That's a very good question. We spent a lot of time discussing this over the next month or so. And first and foremost, both firms have great distribution across the markets, and I think we have an immense amount of respect for our distribution partners. And I think both firms approach them with a sense of doing what's right for their advisers and brokers, and doing what's right for the end consumer, right, and customers.

So that will continue, and that's another complementary nature. Having said so, when we looked at the overlap in distribution, when you look at the retirement market, one of the reasons we're so excited is because Equitable is the number one player in the RILA market, and we just entered it over the last 12 months.

So that's very complementary and we are a dominant player in the fixed annuity index annuity. And as Robin said, there's cross-sell option ties within the Equitable Advisors, but as well, it creates a very complementary offering so we can serve our advisers and customers across the full spectrum of retirement products as a result of this merger. So that's how we see it. So we see very little dissynergies on the revenue side, actually.

Jack Matten - Bank of Montreal - Analyst

Thank you.

Operator

Mike Ward, UBS.

Michael Ward - UBS AG - Analyst

Thanks, good morning and congrats. Just was wondering if you could share anything on the annuity hedging strategy? Is it possible that there could be any kind of enterprise change in how you accomplish that and maybe improve some of the GAAP accounting noise associated with it.

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Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Thanks Mike. As both Marks mentioned on the call and I did as well, I mean the nature of how liabilities were managed at both companies and the way that we both companies manage risk really have come through to historical numbers in terms of the RBC always being above 400% and the consistent cash flow generation overall. I know both sides were quite impressed on the diligence side with how we manage risk across both companies.

So what we see was actually the reality when we went under the hood on both companies the hedging effect of this is very strong, very good, strong technical hedging capabilities across both companies as well, and I expect, that will continue. We'll give more guidance on any GAAP volatility related to hedging on a go-forward basis as we finalize our PGAAP accounting.

And so we'll come back to you as we get closer to the close of the transaction on that. But the risk management, the hedging effectiveness very strong across both companies and it comes through in the cash flow generation.

Operator

Pablo Singzon, JPMorgan.

Pablo Singzon - JPMorgan Chase & Co. - Analyst

Hi, good, hi, good morning, Robin, you had referenced a lower cost of capital as a benefit. So not sure if you meant that to be the same as capital synergies or if that's a distinct element or if you're referring to that benefit in the context of the retailer essential retirement business. So hoping you could help us unpack that a bit.

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, sure. Thank you, Pablo. Look, across when we originate liabilities through Equitable Advisors, we know we have better persistency through that channel through the holistic advice that they give to clients. So that leads to a lower cost of liabilities that we can source through Equitable, which will enhance returns for some of the Corebridge products that we'll put through that channel.

So that's a key strategic differentiator that we have and that's why distribution is so important and it's a big part of why bringing these two companies together really creates values. We'll be able to attract more customers in the US on top of the 12 million customers that we have access today with a better value proposition, but also a better return for shareholders.

Pablo Singzon - JPMorgan Chase & Co. - Analyst

Okay, makes sense. And then my second question are you expecting to make any changes in the asset allocation of the GA once the entities are combined, or is the pro forma review a fair representation of what the GA should look like going forward? Thanks.

Robin Raju - Equitable Holdings, Inc. - Chief Financial Officer

Yeah, sure. I wouldn't expect any structural changes or big changes on the general account. The way both companies manage the assets is to match the liabilities and we're fortunate as an insurance company to have illiquid liabilities, so we can earn attractive spreads on that, leveraging the asset capabilities across both companies with AllianceBernstein, Blackstone, BlackRock and then also Corebridge's internal capabilities.

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Marc mentioned it earlier, but the combined companies are going to originate almost $75 billion to $80 billion in terms of retirement liabilities across the US that's a huge number and so we're going to have a lot of assets to put to work, and we're excited to work with our asset managers to do that. But we'll be very much ALM sound asset and liability matched and we'll be able to earn a risk premium for our illiquid nature in terms of the liabilities.

Pablo Singzon - JPMorgan Chase & Co. - Analyst

Thank you.

Operator

Thank you very much for your questions. There are no further questions, and this concludes today's call. Thank you for attending and you may now disconnect.

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Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Equitable and Corebridge (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Equitable, Corebridge or their new parent company after the completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earnings and cash flow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Equitable or Corebridge’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Equitable, Corebridge, their new parent company or their respective directors; restrictions on the conduct of Equitable and Corebridge’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Equitable or Corebridge’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Equitable and Corebridge following completion of the Proposed Transaction; other factors that may affect future results of Equitable and Corebridge; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Equitable and Corebridge from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Equitable nor Corebridge presently know or that Equitable and Corebridge currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Equitable and Corebridge’s expectations, plans or forecasts of future events and views as of the date of this communication. Equitable and Corebridge anticipate that subsequent events and developments will cause Equitable and Corebridge’s assessments to change. While Equitable and Corebridge may elect to update these forward-looking statements at some point in the future, Equitable and Corebridge specifically disclaim any obligation to do so, unless required by applicable law. Neither Equitable nor Corebridge gives any assurance that Equitable, Corebridge or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

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No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Equitable and Corebridge that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Equitable and Corebridge. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING EQUITABLE, COREBRIDGE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Equitable or Corebridge through the website maintained by the SEC at http://www.sec.gov or from Equitable at its website, https://equitableholdings.com, or from Corebridge at its website, https://www.corebridgefinancial.com (information included on or accessible through either of Equitable or Corebridge’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Equitable and Corebridge and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Equitable’s stockholders or Corebridge’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.”

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To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Equitable or Corebridge’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Equitable or Corebridge will also be available free of charge from Equitable or Corebridge using the contact information above.

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